CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of May 2007
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑           Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐           No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .)

ASX/NASDAQ Media release	15 May 2007

FIRST PATIENT ENROLS IN ARIDOL COPD TRIAL

Pharmaxis (ASX: PXS, NASDAQ: PXSL) today announced that the first patients have been enrolled in a Swiss clinical trial evaluating the ability of Aridol to predict the response to inhaled steroids in patients with Chronic Obstructive Pulmonary Disease (COPD).

The independent investigator-led trial will test the hypothesis that patients with COPD are more likely to have a good clinical response to inhaled steroids if they have a positive Aridol challenge test. The global prescribing guidelines recommend the use of steroids only for patients with moderate to severe COPD.

COPD is a lung disease in which the lungs are damaged, restricting airflow and making it difficult for sufferers to breathe. COPD is a major cause of illness and the fourth leading cause of death in the developed world.

Pharmaxis CEO, Alan Robertson said “When to add inhaled steroids to bronchodilator therapy in COPD remains an important clinical dilemma and it is not ideal to wait until the patient has developed severe disease. To date, there is no proven method available to guide physicians in this decision. We believe that an early and objective indicator could lead to changes in treating one of the world’s most prevalent diseases affecting over 20 million people in the U.S. alone.”

The trial follows on from two earlier studies: a pilot study by the same investigator, and an Australian Phase II trial completed by Pharmaxis earlier this year. The trial will follow a larger group of patients diagnosed with COPD and receiving baseline bronchodilator therapy with SpirivaTM. The trial is scheduled to complete during the first half of 2008.

After a one month period during which patients inhale Spiriva alone, the 100 participants will be tested with Aridol then randomised to receive inhaled steroids or placebo. Lung function, response to Aridol, exacerbations and changes in quality of life will be measured at the end of the trial.

To find out more about Pharmaxis, go to http://www.pharmaxis.com.au

SOURCE: CONTACT:	Pharmaxis Ltd, Sydney, Australia Alan Robertson — Chief Executive Officer Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au

RELEASED THROUGH:
United States: Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Australia: Virginia Nicholls, phone +61 417 610 824 or email virginia.nicholls@pharmaxis.com.au

Aridol is a registered trade mark of Pharmaxis
Spiriva is a registered trade mark of Boehringer-Ingelheim

About Pharmaxis
Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and autoimmune diseases.  Its development pipeline of products include Aridol for the management of asthma, Bronchitol for cystic fibrosis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.

Founded in 1998, Pharmaxis is listed on the Australian Stock Exchange (symbol PXS), and on NASDAQ Global Market (symbol PXSL). The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.

Forward-Looking Statements
The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this press release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this press release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: 23 May 2007	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer